EXHIBIT 99.1

Annual General Meeting

The Registrant hereby announces that at the Annual General Meeting of shareholders held today, October 22, 2015, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on September 9, 2015, were adopted:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, and to elect Yuval Viner and Ziv Dekel to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve an amended Company Compensation Policy, as described in the Proxy Statement.

3.	To approve for the Company’s Chief Executive Officer: (a) a bonus plan for 2015; (b) the grant of options to purchase 20,000 of the Company’s Ordinary Shares; and (c) an increase in salary, as described in the Proxy Statement.

4.	To approve for the Company's President: (a) a bonus plan for 2015; and (b) the grant of options to purchase 20,000 of the Company's Ordinary Shares.

5.	To approve a change in the severance pay arrangement for the Company's members of management, as described in the Proxy Statement.

6.	To approve for the Company's Active Chairman: (a) an annual compensation; and (b) the one-time grant of options to purchase 17,000 of the Company's Ordinary Shares.

7.	To approve for the Company's non-employee directors (excluding External Directors and Active Chairman): (a) payment of compensation in cash; and (b) the grant of options to purchase 5,000 of the Company's Ordinary Shares.

8.	To ratify and approve indemnification and exemption arrangements in favor of the Company's directors and officers, as described in the Proxy Statement.

9.	To ratify and approve liability insurance covering the Company's directors and officers, as described in the Proxy Statement.

10.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2015; and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on September 9, 2015.